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M ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

June 27, 2014

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

	Re:	InterCloud Systems, Inc. Amendment No. 1 Registration Statement on Form S-1 File No. 333-195433

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated June 20, 2014 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Form S-1”) submitted by the Company on June 5, 2014.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to the Form S-1 (“Amendment No. 2”) reflecting, as appropriate, the responses to the Staff’s comments contained herein.  References to page numbers below (other than those in the Staff’s comments in italics) are to the appropriate pages of Amendment No. 2.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Securities and Exchange Commission
June 27, 2014

1.	We note your responses to comments 1, 2, 3, 5, 8 and 10 in our letter dated May 20, 2014. Please revise your prospectus to include your responses to these comments.

Response:

The Company has complied with this comment by including the requested disclosure under the caption “Selling Stockholders” on pages 39-41 of Amendment No. 2 as follows:

Comment No.	Page No.	Location
1	39	First introductory paragraph
2	40	Second and third paragraphs
3	41	First and second paragraphs
5	41	Third paragraph
8	41	Fourth and fifth paragraphs
10	39	Second introductory paragraph

2.
We also note that in your responses to our comments that you disclose the total dollar value of the securities underlying the convertible debentures being registered as $9,125,002. Please disclose in your prospectus with greater clarity that this amount is less than the original principal amount of $11,625,000 because one or more holders of your debentures decided to hold their securities rather than register them for resale

Response:

The Company has complied with this comment by adding the requested additional disclosure as the last sentence of the first introductory paragraph under the caption “Selling Stockholders” on page 39 of Amendment No. 2.

* * *

Securities and Exchange Commission
June 27, 2014

As it is the goal of the Company to have the Form S-1 declared effective by the Commission as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable.  If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric Hellige of this office at (212) 326-0846.

Very truly yours, /s/ M. Ali Panjwani M. Ali Panjwani

cc:     Mr. Mark Munro